So 3/6/02

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02018526

SECURITI[illegible] ... [illegible]MISSION

| SEC FILE NUMBER |
|---|
| 8- 48454 |

RECEIVED MAR 05 2002 340 WASH. D.C.

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AVERIL CAPITAL MARKETS GROUP, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2029 CENTURY PARK EAST, SUITE 4175
(No. and Street)

| LOS ANGELES | CALIFORNIA | 90067 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MS. DIANA L. MARANON 310/553-5351
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, GOODYEAR & HINDS, AN ACCOUNTANCY CORPORATION
(Name — *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HWY., SUITE 255, LONG BEACH, CA 90803
(Address) (City) (State) (Zip Code)

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 08 2002 THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (3-91)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, DIANA L. MARANON, swear (or affirm) that, to t[illegible] best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm [illegible] AVERIL CAPITAL MARKETS GROUP, INC., as [illegible] DECEMBER 31, XX2001, are true and correct. I further swear (or affirm) that neither the compa[illegible] nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that [illegible] a customer, except as follows:

OLGA KRAG
Commission # 1209483
Notary Public - California
Los Angeles County
My Comm. Expires Jan 30, 2003

Notary Public

DIANA L. MARANON
Signature

PRESIDENT
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and [illegible] Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of c[illegible] solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous aud[illegible]
- X (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

**Goodrich, Goodyear & Hinds**

*An Accountancy Corporation*

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Averil Capital Markets Group, Inc.
Los Angeles, California

We have audited the accompanying statement of financial condition of Averil Capital Markets Group, Inc. as of December 31, 2001, and the related statements of income (loss), changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Averil Capital Markets Group, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodrich, Goodyear & Hinds

Long Beach, California
January 23, 2002

# AVERIL CAPITAL MARKETS GROUP, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

(With Independent Auditors' Report Thereon)

**AVERIL CAPITAL MARKETS GROUP, INC.**
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

| | | |
|---|---|---|
| Cash in bank | | $ 57,436 |
| Accounts receivable | | 1,305 |
| Employee advances | | 24,810 |
| Prepaid income taxes | | 853 |
| Property and equipment: | | |
| Furniture and fixtures | $ 95,065 | |
| Office equipment | 78,911 | |
| | 173,976 | |
| Accumulated depreciation | (101,208) | |
| Net property and equipment | | 72,768 |
| Receivable from affiliate | | 46,952 |
| Total assets | | $ 204,124 |

LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Liabilities | | $ - |
| Commitments | | - |
| Stockholder's equity: | | |
| Common stock, no par value per share; authorized, issued and outstanding - 1,000 shares | $ 10,000 | |
| Additional paid-in capital | 149,000 | |
| Retained earnings | 45,124 | |
| Total stockholder's equity | | 204,124 |
| Total liabilities and stockholder's equity | | $ 204,124 |

The accompanying notes are an integral part of the financial statements.

**AVERIL CAPITAL MARKETS GROUP, INC.**
STATEMENT OF INCOME (LOSS)

YEAR ENDED DECEMBER 31, 2001

| | | |
|---|---|---|
| Revenues: | | |
| Consulting fees, including reimbursed expenses | | $ 699,188 |
| Gain on sale of securities | | 531 |
| Total revenues | | 699,719 |
| Expenses: | | |
| Auto expense | $ 22,623 | |
| Bad debt expense | 19,003 | |
| Business expenses | 730 | |
| Consulting | 2,170 | |
| Courier | 5,537 | |
| Database | 21,267 | |
| Depreciation | 28,932 | |
| Dues and subscriptions | 4,568 | |
| Equipment rental | 34,911 | |
| Insurance | 12,904 | |
| Interest | 8,374 | |
| License and permits | 2,242 | |
| Office supplies | 25,443 | |
| Regulatory fees | 3,535 | |
| Salaries, wages and staff costs | 328,653 | |
| Parking | 13,330 | |
| Professional fees | 33,650 | |
| Publications | 4,477 | |
| Rent | 40,447 | |
| Repairs | 8,002 | |
| Taxes - payroll | 22,436 | |
| Telephone | 12,972 | |
| Travel and entertainment | 48,522 | |
| Other | 2,137 | |
| Total expenses | | 706,865 |
| Loss before income taxes | | (7,146) |
| Income taxes | | (800) |
| Net loss | | $ (7,946) |

The accompanying notes are an integral part of the financial statements.

**AVERIL CAPITAL MARKETS GROUP, INC.**
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2001

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance at December 31, 2000 | $ 10,000 | 149,000 | 53,070 | 212,070 |
| Net loss for the year ended December 31, 2001 | - | - | (7,946) | (7,946) |
| Balance at December 31, 2001 | $ 10,000 | 149,000 | 45,124 | 204,124 |

The accompanying notes are an integral part of the financial statements.

**AVERIL CAPITAL MARKETS GROUP, INC.**
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net loss | | $ (7,946) |
| Adjustments to reconcile net income to net cash provided by (used for) operating activities: | | |
| Depreciation and amortization | $ 28,932 | |
| Decrease in accounts receivable | 32,341 | |
| Decrease in prepaid income taxes | 1,300 | |
| Decrease in accounts payable | (36,652) | |
| Increase in employee advances | (24,810) | |
| Total adjustments | | 1,111 |
| Net cash flows used for operating activities | | (6,835) |
| Cash flows from investing activities: | | |
| Purchase of equipment | (21,688) | |
| Reduction in due from stockholder | 13,981 | |
| Proceeds in marketable securities | 39,864 | |
| Net cash flows provided by investing activities | | 32,157 |
| Cash flows from financing activities | | - |
| Net increase in cash and cash equivalents | | 25,322 |
| Cash and cash equivalents at beginning of year | | 32,114 |
| Cash and cash equivalents at end of year | | $ 57,436 |

SUPPLEMENTAL CASH INFORMATION

| | |
|---|---|
| Cash payments for: | |
| Income taxes | $ 501 |
| Interest expense | $ 8,374 |

The accompanying notes are an integral part of the financial statements.

## (1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Nature of Business

The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining its only office in Los Angeles, California, and is subject to a minimum net capital requirement of $5,000 under SEC Rule 15c3-1. The Company operates pursuant to the (K)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. The Company's revenue has consisted of consulting fees and transaction fees earned in connection with its advisory activities.

Averil Capital Markets Group, Inc. is a boutique corporate advisory practice offering specialized financial advisory services to a broad roster of clients ranging from small, emerging growth to middle market companies. In particular, the firm specializes in mergers and acquisitions and capital-raising transactions. Under the primary direction of Ms. Maranon, the Company offers advisory services across various transactional situations including acquisitions, divestitures, private placements and recapitalizations. The Company also provides specialized consulting services in connection with transactional events requiring substantial specialized advice such as launching an initial public offering, formulating a capitalization strategy for a new company, or developing an international mergers and acquisitions program.

### Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is provided over their estimated useful lives which is generally five years using the straight-line method.

### Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

## (1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

### SIPC

The SIPC assessments have been determined fairly in accordance with applicable instructions and were remitted timely.

### Income Taxes

Income tax expense includes federal and state taxes currently payable and deferred income taxes. Deferred taxes result from timing differences between reporting for financial statements purposes and tax purposes primarily consisting of accelerated depreciation for tax and straight-line for books and the use of accrual method for book and cash basis for tax return purposes.

## (2) MARKETABLE SECURITIES

Marketable securities consist of publicly traded securities at their current market value which approximates cost. All marketable securities were disposed of during 2001.

## (3) RECEIVABLE FROM STOCKHOLDER

The accompanying statement of financial condition contains amounts receivable from the corporate stockholder.

## (4) COMMITMENTS

The Company occupies facilities under a sub-lease agreement expiring May 2002 at a monthly rental rate of $6,500 less amount received under a second sub-lease agreement of $3,000 per month.

The Company has entered into several operating leases related to certain office equipment. The leases expire at various dates through 2006. Minimum future rental payments under these non-cancellable operating leases for each of the years through the expiration of the leases and in the aggregate are as follows:

| Year Ended December 31, | Amount |
|---|---|
| 2002 | $ 22,217 |
| 2003 | 22,217 |
| 2004 | 12,978 |
| 2005 | 3,332 |
| 2006 | 1,666 |
| Total | $ 62,410 |

## (5) PROVISION FOR INCOME TAXES

The provision for income taxes consists of the following components:

| | Current | Deferred | Total |
|---|---|---|---|
| Federal | $ - | $ - | $ - |
| California | 800 | - | 800 |
| Total | $ 800 | $ - | $ 800 |

Deferred taxes are accounted for under Financial Accounting Standard No. 109 (FAS 109) which uses an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of such differences. Deferred taxes result primarily from the use of accelerated depreciation for tax purposes and straight-line for financial reporting purposes and the use of the accrual method for financial reporting whereas the cash method is used for tax purposes.

## (6) NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2001, the net capital was $57,436 which exceeded the required minimum capital by $52,436. The aggregate indebtedness to net capital ratio was not applicable as there was no aggregate indebtedness.

**AVERIL CAPITAL MARKETS GROUP, INC.**
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2001

| | | |
|---|---|---|
| Total equity from statement of financial condition | | $ 204,124 |
| Less non-allowable assets: | | |
| Accounts receivable | $ 1,305 | |
| Employee advances | 24,810 | |
| Prepaid income taxes | 853 | |
| Property and equipment, net | 72,768 | |
| Receivable from stockholder | 46,952 | (146,688) |
| Net capital | | $ 57,436 |

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital required (6-2/3% of aggregate indebtedness) | $ - |
| Minimum dollar net capital required | $ 5,000 |
| Net capital requirement (greater of above two figures) | $ 5,000 |
| Excess net capital | $ 52,436 |

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

| | |
|---|---|
| Aggregate indebtedness | $ - |
| Ratio of aggregate indebtedness to net capital | N/A |
| Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | N/A |

**AVERIL CAPITAL MARKETS GROUP, INC.**
RECONCILIATION OF NET CAPITAL

DECEMBER 31, 2001

| | | |
|---|---|---|
| Net capital as reported in unaudited Focus Report Part IIA | | $ 41,802 |
| Adjustments related to: | | |
| Adjust for sale of marketable securities not previously recorded | $ 15,634 | |
| Total adjustments | | 15,634 |
| Net capital as reported in audited financial statements | | $ 57,436 |

The computation of net capital as reported in the unaudited Part IIA filing differs from the audited net capital for the reasons noted above. The difference is material. The Company is, however, above its minimum requirements and such difference resulted in an increase in net capital.

# Goodrich, Goodyear & Hinds

*An Accountancy Corporation*

## REPORT ON INTERNAL CONTROL STRUCTURE

The Board of Directors
Averil Capital Markets Group, Inc.
Los Angeles, California

In planning and performing our audit of the financial statements and supplemental schedules of Averil Capital Markets Group, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures by the company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining a system of internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Goodrich, Goodyear & Hinds

Long Beach, California
January 23, 2002